

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

October 19, 2010

Mack Bradley
President
RxBids
9050 W. Warm Springs Rd. #12-2129
Las Vegas, NV 89148

       **Re: RxBids
              Revised Preliminary Information Statement on Schedule 14C
              Filed October 19, 2010
              File No. 000-53373**

Dear Mr. Bradley:

      We have completed our review of your filing and have no further comments at this time on the specific issues raised.

                          Sincerely,

                          Maryse Mills-Apenteng
                          Special Counsel

cc: <u>Via facsimile at (801) 355-7126</u>
       Branden T. Burningham, Esq.